Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
November 19, 2010
VIA FACSIMILE AND EDGAR
Mr. Tom Kluck, Branch Chief
Mr. Adam Turk, Attorney-Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Fox Strategic Housing Income Partners
Shelter Properties IV Limited Partnership
Schedules 13E-3, as amended
Filed on October 12 and 28, 2010
File No. 005-51487 and 005-44521

Apartment Investment and Management Company
AIMCO Properties, L.P.
Forms S-4, as amended
Filed on October 12 and 28, 2010
File No. 333-169869 and 333-169871
Gentlemen:
     On November 19, 2010, Apartment Investment and Management Company, AIMCO Properties, L.P., Fox Strategic Housing Income Partners, and Shelter Properties IV Limited Partnership (collectively, the “Companies”) filed via EDGAR Amendment No. 2 to each of the above-referenced Schedules 13E-3 and Registration Statements on Form S-4 (collectively, “Amendments No. 2”).
     Set forth below are the Companies’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Companies dated November 5, 2010. For your convenience, the Staff’s comments are set forth below, followed by the Companies’ response.

Mr. Tom Kluck
Mr. Adam Turk
November 19, 2010

Forms S-4
1.	We note that Items 7, 8 and 9 of each of the above Schedules 13E-3 incorporate by reference sections of the respective information statement/prospectus that are not located in the Special Factors section. Please revise both registration statements so that all disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3 is included in the Special Factors section of the respective prospectus. See Exchange Act Rule 13e 3(e)(1)(ii).
     Response: We have revised the Schedules 13E-3 as requested.
2.	We have reviewed your response to comment 1 in our letter dated October 5, 2010. Please note that in order to calculate whether condition I.B.1. of the Instructions to Form S-3 has been met, your equity must be traded on a public market, such as an exchange. Refer to Securities Act Forms C&DI Question 116.08 available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. While we note that Apartment Investment and Management Company shares are traded on the New York Stock Exchange it does not appear that the shares of AIMCO Properties, L.P. are listed on a public market. Please provide an analysis of another way AIMCO Properties, L.P. meets the eligibility requirements of Form S-3. In the alternative, please revise your Form S-4 to remove the information required under Items 10 and 11 for AIMCO Properties, L.P. that was incorporated by reference and provide the required disclosure on Form 5-4 for AMICO.
     Response: We have revised the Forms S-4 to remove the information required under Items 10 and 11 for Aimco Properties, L.P. that was incorporated by reference and have provided the required disclosure.
Expenses and Fees and Source of Funds, page 33 (both registration statements)
3.	The summaries of the revolving credit facility do not include a discussion of the collateral. Please revise or advise. Please see Item 1007(d)(1) of Regulation M-A.
     Response: We have revised the disclosure as requested.
Fairness of the Transaction, page 6 (applicable to the registration statements on Form S-4 with the file number 333-169871)
4.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the discussion on page 6 does not appear to address the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Please revise accordingly.

Mr. Tom Kluck
Mr. Adam Turk
November 19, 2010

     Response: We have revised the disclosure as requested.
* * *
     In connection with our response to the Staff’s letter, the Companies acknowledge the following:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the Companies’ filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Companies’ filings; and

•	the Companies may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing or if the Staff has further comment, please call me at (404) 881-7451 or Aaron Dixon, of this office, at (404) 881-7820.
Sincerely,
/s/ Paul J. Nozick
Paul J. Nozick

cc:	Derek McCandless
John Bezzant
Perry Hindon
Aaron Dixon